VICEROY EXPLORATION LTD.
Suite 520 – 700 West Pender Street
Vancouver, B.C. V6C 1G8

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF MEMBERS

TAKE NOTICE that the annual general and special meeting (the "Meeting") of members (“shareholders”) of VICEROY EXPLORATION LTD. (the "Company") will be held at the offices of the Company, Suite 520 - 700 West Pender Street, Vancouver, British Columbia, on Thursday, April 29, 2004 at 2:00 p.m., local time, for the following purposes:

1.
To receive and consider the report of the directors to the shareholders and the financial statements of the Company for the fiscal year ended December 31, 2003, together with the auditors' report thereon;

2.	To appoint auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

3.	To elect directors of the Company for the ensuing year;

4.	To consider and, if thought fit, to pass an ordinary resolution ratifying the current stock option plan for the Company and ratifying previously granted options;

5.
To consider and, if thought fit, to pass a special resolution approving an amendment to the Company’s Articles (formerly “Memorandum”), the effect of which will provide for two-thirds majority votes on special resolutions;

6.
To consider and, if thought fit, to pass a special resolution approving an amendment to the Company’s Notice of Articles to change the authorized capital to an unlimited number of common shares, first preferred shares and second preferred shares, all without par value;

7.	To consider and, if thought fit, to pass a special resolution approving amendments to the Company’s Notice of Articles as more particularly set out in the Information Circular; and

8.	To transact such other business as may properly come before the Meeting.

DATED at Vancouver, British Columbia, March 30, 2004

BY ORDER OF THE BOARD

“Patrick G. Downey”

Patrick G. Downey
President & C.E.O.

Accompanying this Notice are an Information Circular and Proxy, together with an Annual Report to the shareholders containing the financial statements for the financial year ended December 31, 2003 with the Auditors’ report thereon.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the form of proxy and Information Circular accompanying this Notice.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or such other intermediary.